UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 30, 2024

1.               Date, Time, and Place: On December 30, 2024, at 9:00 a.m, held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, no. 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22.775-005.

2.               Call and Attendance: Call notice given in accordance with the rules of procedure and attendance by the totality of the members of the Company's Board of Directors, Messrs. Oscar de Paula Bernardes Neto - Chairman of the Board of Directors, José Guimarães Monforte - Vice-Chairman of the Board of Directors, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio César de Queiroz Campos, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

3.               Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.               Agenda: Analysis and resolution regarding the distribution and payment of interest on equity (juros sobre o capital próprio), under the terms of article 36, paragraphs 3rd and 4th of the Company's Bylaws.

5.               Resolutions: Pursuant to article 36, paragraphs 3rd and 4th of the Company's Bylaws, the members of the Company's Board of Directors unanimously resolved, without reservations, to approve, ad referendum of the Annual General Shareholders' Meeting to be held in 2025, the payment of interest on equity (juros sobre o capital próprio), regarding the period until December 31, 2024, in the gross amount of R$ 125,000,000.00 (one hundred and twenty-five million reais) corresponding to R$ 0.09270138645907 per common share, excluding shares held in treasury (“JCP”), from which will be deducted the amount corresponding to Withholding Income Tax (IRRF), in accordance to the law, with the exception to the shareholders who are immune and/or exempt. The members of the Board of Directors also resolved to approve that the payment of the JCP over the shares issued by the Company traded on B3 S.A. - Brasil, Bolsa, Balcão, as well as to the other shares registered with BTG Pactual Serviços Financeiros S/A DTVM, shall be done on February 28, 2025, based on the shareholding position of January 6, 2025, respecting the trades made up this date, including this date. The shares issued by the Company will be traded ex-rights to receive JCP as of January 7, 2025, including this date. JPMorgan Chase Bank, in its capacity as depositary bank of the American Depositary Receipts representing common shares issued by the Company (“ADR”), will be responsible for indicating the dates and operating procedures for payment of the JCP to ADR holders. The JCP will be charged to the dividends to be resolved on the Annual General Shareholders' Meeting to be held in 2025, including the minimum mandatory dividend related to the fiscal year ending on December 31, 2024.

6.       Adjournment: With no further matters to be discussed, these minutes were drawn-up, and subsequently read, approved, and signed by the attending members. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors: Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio César de Queiroz Campos, José Roberto Meister Müssnich, Leila Abraham Loria and Leonardo Porciúncula Gomes Pereira.

Rio de Janeiro, December 30, 2024.

This minute is a true copy of the original drawn-up in the proper book.

_______________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.